# SC Distributors, LLC

**(SEC I.D. No. 8-68338)**

## Statement of Financial Condition

## As of December 31, 2018

**Filed Pursuant to Rule 17a-5(e)(3) as a Public Document**

# SC Distributors, LLC
## Index
## December 31, 2018

| OMB APPROVAL |
|---|
| OMB Number: 3235-0123 |
| Expires: August 31, 2020 |
| Estimated average burden Hours per response 12.0 |

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 68338 |

**FACING PAGE**
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING **01/01/2018** (MM/DD/YY) AND ENDING **12/31/2018** (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

**SC Distributors, LLC**

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**695 Town Centre Drive, Suite 600**
(No. and Street)

| Costa Mesa | CA | 92626 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**James Kearny** **657-383-9648**
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**BDO USA, LLP**
(Name – if individual, state last, first, middle name)

| 600 Anton Boulevard, Suite 500 | Costa Mesa | CA | 92626 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, **James Kearny**                                                              , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

**SC Distributors, LLC**                                                                        , as

of **December 31**                            , 20 **18**          , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____

Signature

**CCO**

Title

_____

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

2

# ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of _____ Orange _____ )

On _____ 2-27-19 _____ before me, _Jacob Ramirez, Notary Public_
(insert name and title of the officer)

personally appeared _____ James Kearny _____,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature _____ (Seal)





Tel: 714-957-3200
Fax: 714-957-1080
www.bdo.com

600 Anton Blvd., Suite 500
Costa Mesa, CA 92626

## Report of Independent Registered Public Accounting Firm

The Member
SC Distributors, LLC
Costa Mesa, California

### Opinion on Statement of Financial Condition

We have audited the accompanying statement of financial condition of SC Distributors, LLC (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

### Emphasis of Matter

As discussed in Note 1 to the financial statement, the Company has incurred losses during the year and expects to generate operating losses for the foreseeable future. As such, the Company is reliant upon capital support from its Member to fund operations.

*BDO USA, LLP*

We have served as the Company's auditor since 2016.

February 28, 2019

# SC Distributors, LLC
## Statement of Financial Condition
## As of December 31, 2018

*(Dollars in 000's)*

| **Assets** | | |
|---|---|---|
| Cash | $ | 3,086 |
| Fees and commissions receivable | | 527 |
| Reimbursable expenses receivable, net | | 299 |
| Prepaid and other assets | | 200 |
| Property and equipment, net | | 304 |
| Due from affiliates | | 21 |
| **Total assets** | | 4,437 |
| | | |
| **Liabilities and Member's Capital** | | |
| Accounts payable and accrued expenses | | 1,092 |
| Accrued compensation and benefits | | 467 |
| **Total liabilities** | | 1,559 |
| | | |
| **Commitments, contingencies and subsequent events** | | - |
| | | |
| **Member's Capital** | | 2,878 |
| **Total liabilities and member's capital** | $ | 4,437 |

The accompanying notes are an integral part of the financial statements.

## 1. Organization of the Company

SC Distributors, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company was organized as a limited liability company under the laws of the State of Delaware on March 31, 2009, and commenced operations as a FINRA limited purpose broker-dealer on September 28, 2010. The Company has a single member, Carter Validus Securities Holdings, LLC ("CVSH"), which is owned by Strategic Capital Management Holdings, LLC, formerly known as Validus/Strategic Capital Partners, LLC ("SCMH" or the "Member").

On August 29, 2014, SCMH was acquired by RCS Capital Corporation ("RCAP"). On January 29, 2016, SCMH and its subsidiaries were sold to Validus/Strategic Capital, LLC, the indirect members of which are substantially similar to the indirect members prior to the sale to RCAP.

The Company is a dealer-manager for public non-traded real estate investment trusts ("REITs"), for a public, non-traded business development company ("BDC"), and for public, non-traded limited liability companies ("LLCs") (collectively referred to as the "Non-Traded Product Sponsors"). The Company also serves as an agent for private placements of securities issued by nonpublic collective investment vehicles that are excluded from the definition of "investment company" under the Investment Company Act of 1940.

### Liquidity
As reported in the financial statements, the Company has incurred losses during the reporting period and expects to generate operating losses for the foreseeable future. As such, the Company is reliant upon capital support from the Member to fund operations. The Member has agreed to provide, or cause to be provided, the necessary financial support to fund operations for at least one year after the financial statements are issued.

## 2. Summary of Significant Accounting Policies

### Basis of Presentation
The accompanying financial statements have been prepared in conformity with accounting principles, generally accepted in the United States of America ("U.S. GAAP").

### Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Accordingly, actual results could differ from those estimates, and those differences could be material.

### Cash
The Company maintains all of its operating cash with two major Federal Deposit Insurance Corporation ("FDIC") commercial bank financial institutions. The Company had approximately $2.7 million in cash balances as of December 31, 2018, that were in excess of the FDIC insured limits. The Company has never experienced any losses related to these balances.

6

**Commissions, Dealer Manager and Distribution Fees Receivable**

Commissions, dealer manager and distribution fees receivable primarily consist of commission, dealer manager and distribution fees from the sale of the Non-Traded Product Sponsors.

**Reimbursable Expenses Receivables, Net**

Reimbursable expense receivable ("O&O") represents amounts due for the reimbursement of organizational and offering costs previously paid by the Company on behalf of, and in connection with, the distribution and sale of Non-Traded Product Sponsors. Such O&O costs include legal fees related to the formation and organization of an issuer of the Non-Traded Product Sponsors and the preparation of offering materials, registration fees, if applicable, meeting and conference sponsorships, travel, and promotional items.

The Company evaluates the collectability of O&O receivables based on a combination of factors. Generally, when amounts are disputed with the Non-Traded Product Sponsors, the Company records a specific reserve for bad debts against amounts due to reduce the net recognized receivable to the amount the Company reasonably believes will be collected. As of December 31, 2018, the Company recorded an allowance for doubtful accounts of $263,000. To the extent assumptions used by management do not prevail, loss experience could be materially different.

**Prepaid and Other Assets**

Prepaid and other assets consist primarily of prepaid insurance and regulatory fees.

**Property and Equipment, Net**

Property and equipment are recorded at cost, net of accumulated depreciation and/or amortization. Major betterments are capitalized while routine repairs and maintenance are charged to expense as incurred. Office furniture, equipment, computer hardware and software are depreciated on a straight-line basis over their estimated useful lives which range from three to seven years. Leasehold improvements are amortized over the lesser of their useful lives or the term of the lease (See Note 5).

**Impairment of Long-Lived Assets**

The Company reviews the carrying values of its long-lived assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The carrying amount of a long-lived asset is considered impaired when anticipated undiscounted cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount.

Any long-lived assets held for disposal are reported at the lower of their carrying amounts or fair value less cost to sell. For the year ended December 31, 2018, no impairments of long-lived assets were recorded.

**Commissions, Distribution Fees and Marketing Fees Payable to Broker-Dealers**

The Company pays commissions and distribution fees to broker-dealers in connection with the distribution and sale of shares or units of the Non-Traded Product Sponsors. The Company pays marketing fees to certain retail broker-dealers for marketing services provided by such broker-dealers. As of December 31, 2018 there was approximately $496,000 recorded for commissions, distribution fees and marketing fees payable to broker-dealers. These amounts are recorded in accounts payable and accrued expenses on the accompanying statement of financial condition.

### Accrued Compensation and Benefits

Accrued compensation and benefits primarily consists of payroll, commissions, accrued vacation and bonuses due to employees of the Company. The accrued commissions are a function of sales volume and are paid to our external wholesalers, internal sales force and sales management personnel.

### Income Taxes

The Company is a limited liability company that elected to be treated as a partnership for federal and state income tax purposes. Under the laws pertaining to income taxation of limited liability companies that elect to be treated as a partnership, no federal income tax is paid by the Company as an entity. The Member reports on its federal and state income tax returns its share of income, gains, losses, deductions, and credits, whether or not any actual distribution is made to such member during a taxable year. Accordingly, no provision for income taxes has been reflected in the accompanying financial statements.

The Company follows accounting policies under the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, Income Taxes, regarding how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. Management has analyzed the Company's tax positions taken in all potential open tax years and has concluded that as of December 31, 2018, there are no positions which would call into question the Company's tax exempt status. As such, the Company does not have an accrual for uncertain tax positions. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in interest expense. For the year ended December 31, 2018, the Company did not incur interest expense or penalties.

### Concentrations

As of December 31, 2018, the Company's O&O receivable balance is comprised of $119,000, $102,000 and $73,000 due from CVMCR II, CVDC and GREC, respectively.

## 3. Fair Value Disclosures

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

- Level 2. Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.

- Level 3. Unobservable inputs for the asset or liability.

The determination of where an asset or liability falls in the hierarchy requires significant judgment and considers factors specific to the asset or liability. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level

in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is the most significant to the fair value measurement in its entirety.

As of December 31, 2018, the Company does not carry any fair value items that fall into the above levels of the hierarchy. In addition to the above considerations receivables, prepaids, and other assets, accounts payable and accrued liabilities and accrued compensation and benefits are not subject to fair value measurement, management believes that these assets and liabilities are carried at values that are approximate to fair value given their short term nature.

### Recently Adopted Accounting Pronouncements

Effective January 1, 2018, we adopted Accounting Standards Update ("ASU") 2014-09, "Revenue From Contracts with Customers (Topic 606)" ("ASU 2014-09") and the related amendments, which requires an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Additionally, new qualitative and quantitative disclosure requirements enable financial statement users to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers.

We evaluated each of the Company's revenue streams to determine the sources of revenue that are impacted by ASU 2014-09. We have concluded that there was no change in the timing and measurement of revenue as a result of adopting the new standard. The Company elected the modified retrospective transition method, however, no adjustments were required.

### Accounting Pronouncements Not Yet Adopted

In February 2016, the Financial Accounting Standard Board ("FASB") issued ASU 2016-02, "Leases" ("ASU 2016-02") which requires lessees to recognize virtually all of their leases on the balance sheet, by recording a right-of-use asset ("ROU assets") and corresponding liability. Both the ROU asset and lease liability will initially be measured at the present value of the future minimum lease payments over the lease term. Subsequent measurement, including the presentation of expenses and cash flows, will depend on the classification of the lease as either finance or an operating lease. Initial costs directly attributable to negotiating and arranging the lease will be included in the ROU asset. Lessees can make an accounting policy election by class of underlying asset not to recognize a ROU asset and corresponding lease liability for leases with a term of 12 months or less. We are required to apply the leasing standard for annual reporting periods beginning after December 15, 2018. In July 2018, the FASB issued ASU No. 2018-11 which provides an alternative transition method that allows entities to apply the new leases standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. The Company plans to adopt the requirements of ASU 2016-02 effective January 1, 2019, the first day of fiscal year 2019, and will use the cumulative-effect transition method. The Company anticipates taking advantage of the practical expedient options, which allows an entity not to reassess whether any existing or expired contracts contain leases, and lease classifications for existing or expired leases, and initial direct costs for existing leases, and the Company is further evaluating other optional practical expedients. We are currently performing an assessment of the revised standard and assessing our existing leases in order to determine the impact to financial statements. However, the recognition of lease expense in the statement of operations is not expected to change from the current methodology.

## 4. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. SEC Uniform Net Capital Rule 15c3-1 requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company has elected to use the alternative method of computing net capital, which requires the maintenance of minimum net capital of the greater of $250,000 or 2% of aggregate debit items.

At December 31, 2018, the Company had net capital of $1,907,000 which was $1,657,000 in excess of its required minimum net capital of $250,000.

The Company is claiming exemption from Rule 15c3-3 of the Securities Exchange Act of 1934 under paragraph (k)(2)(i) as it does not maintain customer accounts, nor does it hold securities for customers.

## 5. Property and Equipment

Fixed assets as of December 31, 2018, are as follows:

*(Dollars in 000's)*

|  |  |  |
|---|---|---|
| Computer equipment and software | $ | 507 |
| Office equipment and fixtures | | 457 |
| Leasehold improvements | | 45 |
| Less accumulated depreciation and amortization | | (705) |
| Property and equipment, net | $ | 304 |

Depreciation and amortization expense for the year ended December 31, 2018 was $161,000.

## 6. Related-Party Transactions

Two of the indirect members of SCMH have an interest in the Advisor of CVMCRII fund. Additionally, a subsidiary of SCMH has an equity interest in the Advisors of the TRI and GREC and formerly with SIC.

**Management Fees**
As of December 31, 2018, the Company had $4,000 payable to SCMH.

Strategic Capital Advisory Services, LLC ("SCAS") is wholly owned by SCMH and is considered an affiliate of the Company. As of December 31, 2018 no amounts were payable to SCMH.

## 7. Defined Contribution Plan

SCD sponsors a 401(k) defined contribution plan (the "Plan") that is made available to employees of the Company. Eligible participants may contribute up to the maximum amounts established by the United States Internal Revenue Service. As of December 31, 2018, the Company did not match contributions.

## 8. Commitments and Contingencies

On January 29, 2016, SCMH assumed a lease agreement with One Town Center Associates, the landlord, for the office space located in Costa Mesa, California. The Company is allocated 70% of the costs under the lease.

The estimated future minimum lease payments associated with the Costa Mesa office space as of December 31, 2018 are as follows:

*(Dollars in 000's)*

| Year Ended December 31 | Amount |
|---|---|
| 2019 | $  325 |
| 2020 | 333 |
| 2021 | 333 |
| 2022 | 222 |
| Total minimum lease payments | $1,213 |

**Legal Matters**

In the normal course of business, the Company is involved in various claims, securities regulatory audits and investigative or enforcement matters and other legal proceedings. These matters are not expected to have a material adverse effect on the Company's financial statements.

## 9. Regulatory Requirements

**Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission**

The Company is exempt from SEC Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(i) exemptive provisions.

**Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities Exchange Commission**

The Company is exempt from the Reserve Requirements of computation according to the provisions of Rule 15c3-3 (k)(2)(i).

## 10. Subsequent Events

The Company has evaluated subsequent events through February 28, 2019, which is the date that the financial statements were issued. There were no significant subsequent events that would require adjustments to or disclosure in the financial statements except for the following:

- Subsequent to December 31, 2018 and through February 28, 2019, the Company received $1.0 million in capital contributions from the Member.

- As of January 9, 2019, the Company is serving as the dealer manager for the public offering of limited liability company units for SWIF.

- As of January 31, 2019, the Company discontinued marketing the public offering of GREC.